UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66267 / January 30, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14686

In the Matter of **RPM Advantage, Inc.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO RPM ADVANTAGE, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by RPM Advantage, Inc. ("RPMV" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on January 6, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to RPM Advantage, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   RPM Advantage, Inc. (CIK No. 1077385) ("RPMV") is a Nevada corporation located in Houston, Texas. On November 8, 2011, the Commission, pursuant to delegated authority, accepted RPMV's offer of settlement and, pursuant to Exchange Act Section 12(j), revoked the registration of each class of its securities registered pursuant to Exchange Act Section 12(g). *In the Matter of Circadian, Inc. et al. (as to Communitronics of America, Inc. (n/k/a RPM Advantage, Inc.)),* Exchange Act Rel. No. 65074, Administrative Proceeding File No. 3-14301 ("RPMV Revocation Order").

B. MATERIALLY DEFICIENT REGISTRATION FORM

2. On November 9, 2011, RPMV filed a Form 10 with the Commission ("RPMV Form 10") to re-register its common stock under Exchange Act Section 12(g)

3. On November 23, 2011, the Commission's Division of Corporation Finance sent a letter to RPMV identifying numerous deficiencies in the RPMV Form 10. These included, among others, the following:

a. The RPMV Form 10 falsely implied that the company has operations and assets when in fact it has none; The RPMV Form 10 falsely implied that it is currently an independent operator in the exploration and production segment of the oil and gas industries when in fact it is not;

b. The independent public accountant's report for the review period covering the period as of September 30, 2011, was dated July 5, 2011, a date prior to the end of the period which was the subject of the review, in direct violation of Rule 8-03 of Exchange Act Regulation S-X. Moreover, the review covered only the nine months ended September 30, 2011 and not the prior periods ended as presented in the financial statements, as required.

c. RPMV failed to include "since inception" figures for its statements of income, cumulated deficit, and cumulative cash flow in its periodic and annual financial statements as required by ASC Topic 915. The annual figures are required to be audited.

4. The RPMV Form 10 also contains several statements which are directly untrue or materially misleading descriptions of the events related to the administrative proceeding that resulted in the revocation of the Exchange Act registration of its common stock. First, RPMV claimed to have filed "all deliquient [sic] filing [sic]" during the pendency of the administrative proceeding, whereas EDGAR establishes that RPMV completely failed to file nine periodic reports for the periods from December 31, 2002 through December 31, 2004, inclusive. Second, RPMV represented that its amendments to its late-filed periodic reports "addressed and corrected all the mistakes that the [Division] claimed existed" in its initial filings made after the institution of the earlier administrative proceedings, whereas the amendments failed to correct all of the material deficiencies in the prior filings and introduced new material deficiencies that have yet to be corrected.

5. The Respondent filed a materially deficient Form 10 to re-register its stock and has failed to amend or withdraw that filing. Exchange Act Section 12(g) requires issuers wishing to register a class of securities pursuant thereto to "file[] with the Commission a registration statement . . . containing such information and documents as the Commission may specify . . .." Form 10, promulgated by the Commission pursuant to Exchange Act Sections 12(b) and 12(g), is the primary form used by issuers seeking to register securities thereunder, and contains fifteen items which require certain specific information spelled out in Regulations S-K and S-X concerning, among other things, the issuer's business and financial position.

6.   As a result of the foregoing, Respondent failed to comply with Exchange Act Section 12(g), Rule 12b-20, and Regulations S-K and S-X thereunder.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary